M E D I C U R E   I N T E R N A T I O N A L   I N C .

August 7, 2003

MEDICURE INTERNATIONAL INC.,
a corporation incorporated under the laws of Barbados,
(hereinafter referred to as "Medicure"),

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CanAm Bioresearch Inc.
a corporation incorporated under the laws of Canada,
(hereinafter referred to as "Research Co").

Re: Amendment to the Development Agreement (the “Agreement”)

This letter, once executed, will constitute an amendment to the Agreement dated June 1, 2000 and previously amended on _______ ). The wording of Section 3.1 (b) of the Agreement, dated June 1, 2000 is hereby replaced with the following:

“The aggregate of all Expenditure Limits under all Research Schedules entered into pursuant to this Agreement shall not exceed fifteen million dollars ($15,000,000) (the “Aggregate Expenditures”).”

In addition the Expenditure Limit as defined in Schedule B of the Agreement is increased to $15,000,000.

All other terms, covenants and conditions remain in force in accordance with the original agreement as dated January 1, 2000 and subsequent amendment on _____ .

Upon execution of the agreement, please return one original to our office and retain the other for your files.

MEDICURE INTERNATIONAL INC.	CANAM BIORESEARCH INC.

Per: _____________________________________	Per: _____________________________________
Name:	Name:
Position:	Position: